GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
GREENHAVEN CONTINUOUS COMMODITY INDEX MASTER FUND
3340 Peachtree Road, Suite 1910
Atlanta, Georgia 30326
January 13, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Folake Ayoola, Attorney Advisor

Re:	GreenHaven Continuous Commodity Index Fund and GreenHaven Continuous Commodity Index Master Fund (the “Issuer” or “Company”) Registration Statement on Form S-3 (Registration No. 333-170917)
Dear Ms. Ayoola:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the Issuer’s Registration Statement on Form S-3 (Registration No. 333-170917), so that the Registration Statement may be declared effective at 12:00 p.m. (noon) on Friday, January 14, 2011, or as soon as practicable thereafter.
We hereby acknowledge that:
1.	Should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and
3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GREENHAVEN COMMODITY SERVICES, LLC, as Managing Owner of the Issuer
/s/ Ashmead Pringle
Ashmead Pringle, Managing Member